51 Madison Avenue

New York, New York 10010

November 22, 2024

Eileen Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Life Investments Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Smiley,

This letter responds to the comments you provided telephonically on November 7, 2024, regarding the Registrant’s filing on September 27, 2024, of Post-Effective Amendment No. 122 to its registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 128 to its registration statement on Form N-1A under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the NYLI MacKay Core Plus Bond ETF, formerly NYLI MacKay ESG Core Plus Bond ETF, a series of the Registrant (a “Fund”). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Prospectus

Comment 1: Please update the name of the series on the EDGAR system.

Response: The Registrant confirms that it will update the name of the series on the EDGAR system.

Comment 2: Please complete all fields in the Registration Statement.

Response: The Registrant confirms it will add any information omitted in the Registration Statement.

Comment 3: Comments on disclosure in one location apply to similar disclosures throughout the Registration Statement.

Response: The Registrant confirms it will incorporate changes to the disclosure where applicable.

Comment 4: The Fund’s Principal Investment Strategies disclosure states that the Fund’s investments may also include loans and loan participation interests. Please explain supplementally if the Fund will invest directly in loans and loan participation interests or if the Fund will invest in such instruments through pooled vehicles. If the Fund will invest through pooled vehicles, please explain if the Fund will invest in private funds relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act and the amount of the expected investment in such private funds.

Response: The Registrant confirms the Fund’s investments in loans and loan participation interests will be direct investments in such instruments.

Comment 5: The Staff notes that the Fund’s Principal Investment Strategies disclosure states that the Fund may invest up to 5% of its net assets in common stocks and other equity-related securities. Please confirm is such investments are a principal strategy of the Fund and, if so, add disclosure to the Fund’s Principal Risks about such investments. If such investments are not principal investments of the Fund, remove from the Principal Investment Strategies disclosure.

Response: The Fund may invest in equity securities as part of the Fund’s principal investment strategies and the Registrant has added disclosure about the risks of such investments.

Comment 6: Please add disclosure about what the Fund means by “other equity-related securities”.

Response: The Registrant believes the term “other equity-related securities” is commonly understood by investors as referring to securities that have attributes of equity securities, such as warrants, rights, and preferred securities. Given this understanding, and the limited nature of the Fund’s investments in such securities, the Registrant believes the disclosure, as currently presented, is appropriate for a reasonable investor to understand. The Registrant notes that additional disclosures about such investments are included in the Fund’s risk disclosures and Statement of Additional Information.

Comment 7: The Fund’s Principal Investment Strategies disclosure states that “To the extent possible, the Fund will attempt to hedge its foreign currency exposure against the U.S. dollar.” (emphasis added) Please disclose circumstances under which the Fund would not hedge foreign currency exposure.

Response: The Registrant has revised the disclosure as follows:

The Fund may seek to hedge against its exposure to changes in the value of foreign currency, but there is no guarantee that such hedging techniques will be successful in reducing any related foreign currency valuation risk.

Comment 8: The Fund’s Principal Investment Strategies disclosure includes the following:

The Fund may invest in mortgage dollar rolls, to-be-announced (“TBA”) securities transactions, variable rate notes and floating rate notes. The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis. The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).

Please confirm if all the listed instruments are principal investment strategies of the Fund. If not, please move to Item 9 or the Statement of Additional Information, as appropriate.

Response: The Registrant confirms the listed instruments are principal investment strategies of the Fund.

Comment 9: Please consider reordering the risks comprising the section entitled “Principal Risks” in order of importance rather than alphabetically.

Response: The Registrant respectfully declines to reorder its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

Comment 10: The Staff notes that Authorized Participant Concentration Risk is a risk related to the Fund’s structure as an exchange-traded fund, and the Fund discloses other risks related to its structure as an ETF. Consider grouping these risks together with subheadings, as appropriate.

Response: The Registrant appreciates the Staff’s comment and will take it under consideration for the next annual update of the Registrant’s registration statement when the Registrant would have the opportunity to revise similar disclosures for all its series.

Comment 11: In the Fund’s Foreign Securities Valuation Risk disclosure, please add disclosure about the risks applicable when a foreign market is closed and the ETF is open.

Response: The Registrant has revised the Foreign Securities Valuation Risk disclosure to clarify the risks applicable when a foreign market closes prior to the time the Fund values its shares.

Comment 12: Given the Federal Reserve’s decision to reduce interest rates, as applicable please add disclosure about the risks of falling interest rates.

Response: The Fund’s existing Interest Rate Risk disclosure includes disclosure about the risks associated with falling interest rates. Therefore, the Registrant believes the current disclosure is appropriate.

Comment 13: The Fund’s disclosure about Risks of Investing in Loans discusses the risks associated with investments in covenant-lite loans. If covenant-lite loans will be a principal strategy, please add to the Principal Investment Strategies disclosure.

Response: The Fund has a strategy to invest in loans and loan participations. Although the Fund does not have a strategy to specifically invest in covenant-lite loans, the loans in which the Fund may invest may be covenant-lite. Accordingly, the Registrant believes the Fund’s risk disclosures are the appropriate location for disclosure about the covenant-lite attributes of the loans in which the Fund may invest.

Comment 14: The Staff notes that Secondary Market Risk is a risk related to the Fund’s structure as an exchange-traded fund, and the Fund discloses other risks related to its structure as an ETF. Consider grouping these risks together with subheadings, as appropriate.

Response: The Registrant appreciates the Staff’s comment and will take it under consideration for the next annual update of the Registrant’s registration statement when the Registrant would have the opportunity to revise similar disclosures for all its series.

Comment 15: If investments in equity securities will be a principal strategy of the Fund, please add disclosure about the risks associated with such investments in the Fund’s Principal Risks and Additional Investment About Risks sections.

Response: The Fund may invest in equity securities as part of the Fund’s principal investment strategies and the Registrant has added disclosure about the risks of such investments.

Comment 16: To the extent applicable, please incorporate any changes made in response to comment 12 above to the Funds’ Interest Rate Risk disclosure in Item 9.

Response: The Fund’s existing Interest Rate Risk disclosure includes disclosure about the risks associated with falling interest rates. Therefore, the Registrant believes the current disclosure is appropriate.

Comment 17: Consider adding disclosure about the risks associated with cash transactions in the Fund’s Large Investments Risk disclosure.

Response: The Registrant has added disclosure to Cash Transactions Risk that such risks are heightened when the Fund receives large creation or redemption orders.

Comment 18: Please provide an analysis of why shareholder approval of the investment advisory contract with New York Life Investment Management LLC is not required under Section 15(a) of the 1940 Act. Please include in your response why Rule 2a-6 is applicable given the transaction involves a change in advisory services and not just a corporate structure changes.

Response: Please see the response provided by New York Life Investments Active ETF Trust (formerly IndexIQ Active ETF Trust) (File Nos. 333-183489; 811-22739) to Mr. Aaron Brodsky, in the Disclosure Review and Accounting Office of the U.S. Securities and Exchange Commission’s Division of Investment Management, dated September 5, 2024 and filed as EDGAR correspondence (accession no. 0001999371-24-011394).

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If you have any questions or comments in connection with the foregoing, please contact Matthew Curtin at (212) 576.7634 or mcurtin@nylinvestments.com; Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com; or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP